SurgiQuest, Inc.

c/o CONMED Corporation

525 French Road

Utica, New York 13502

January 7, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Jay Mumford

Re:	SurgiQuest, Inc.
Registration Statement on Form S-1 (File No. 333-207919)
Application for Withdrawal of Registration Statement

Dear Mr. Mumford:

Reference is made to the Registration Statement on Form S-1 (File No. 333-207919) initially submitted to the Securities and Exchange Commission (the “Commission”) by SurgiQuest, Inc. (the “Company”) confidentially on September 2, 2015 and subsequently filed with the Commission on November 10, 2015, together with all exhibits thereto (collectively, as amended, the “Registration Statement”). Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests that the Commission consent to the withdrawal of the Registration Statement, effective immediately.

The Company is making this application for withdrawal on the grounds that all of the outstanding shares of the Company’s capital stock were acquired by CONMED Corporation on January 4, 2016 and, as a result, the Company no longer intends to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and none of the Company’s securities were sold pursuant to the Registration Statement.

The Company also respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use for the account of CONMED Corporation.

Upon the granting of the Commission’s consent, please send copies of the order withdrawing the Registration Statement to the undersigned at CONMED Corporation, 525 French Road, Utica, New York 13502 and to the Company’s legal counsel, Melissa Sawyer of Sullivan & Cromwell LLP, at 125 Broad Street, New York, New York 10004.

Thank you for your attention to this matter. If you have any questions or require additional information, please do not hesitate to contact me at (315) 624-3208.

Sincerely, SurgiQuest, Inc.

/s/ Daniel S. Jonas, Esq.
Daniel S. Jonas, Esq.
Executive Vice President, Legal Affairs, General Counsel and Secretary

cc:	Melissa Sawyer, Sullivan & Cromwell LLP